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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*


                           insci-statements.com, corp.
                           ---------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    45765T106
                                    ---------
                                 (CUSIP Number)


                              Selway Partners, LLC
                                100 Bomont Place
                            Totowa, New Jersey 07512
                                 (973) 785-1774

                                 with a copy to:

                               Marc P. Press, Esq.
                c/o Cole, Schotz, Meisel, Forman & Leonard, P.A.
                25 Main Street, Hackensack, New Jersey 07602-0800
                                  (201)525-6271
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 6, 2000**
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss.240.13d-I(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

================================================================================

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This filing is intended to cover the acquisition of common stock, $.01 par value per share of the Issuer ("Common Stock") by the Reporting Person on May 24, 2000 pursuant to a Share Exchange Agreement dated May 24, 2000 by and between insci-statements.com, corp., Infinitespace.com,Inc. and Lognet 2000, Inc. (the "Share Exchange Agreement"), and the purchase of Common Stock by the Reporting Person on October 5, 2000 and October 6, 2000.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No    45765T106
         -----------------

--------------------------------------------------------------------------------

1.  Names of Reporting Persons.      I.R.S. Identification Nos. of Above Persons

    Selway Partners, LLC             22-3605089

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group
    (a)
    (b)  X

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

    OO and WC

--------------------------------------------------------------------------------


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization - United States of America

--------------------------------------------------------------------------------

---------------------
Number of              7.  Sole Voting Power - 843,558
Shares                 ---------------------------------------------------------
Beneficially           8.  Shared Voting Power - 0
Owned by               ---------------------------------------------------------
Each                   9.  Sole Dispositive Power - 843,558
Reporting              ---------------------------------------------------------
Person With            10. Shared Dispositive Power - 0
-------------------    --------------------------------------------------------

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person - 843,558

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [  ]

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) - 5.33%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)     00
                                                ----------

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

Securities Acquired:  Common Stock, $.01 par value per share

Issuer:  insci-statements.com, corp.

Principal Executive Offices:  Two Westborough Business Park, Westborough,
                              MA 01581

ITEM 2.  IDENTITY AND BACKGROUND

Name:  Selway Partners, LLC

State of Organization:  New Jersey

Principal Business: Selway Partners, LLC is a privately owned limited liability company which engages in the business of investing in and providing business management advice and services to start-up and early stage technology, software and internet companies.

Principal Address:  100 Bomont Place, Totowa, New Jersey 07512

(d) No events have occurred which would require reporting under this item.

(e) No events have occurred which would require reporting under this item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As more particularly set forth in the response to Item 6, the Reporting Person acquired 833,558 shares of Common Stock (the "Share Exchange Stock") pursuant to the terms of the Share Exchange Agreement.

     As more particularly set forth in the response to Item 5, the Reporting Person purchased an additional 10,000 shares of Common Stock with working capital in two (2) separate transactions for an aggregate purchase price of $16,719.00.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of each transaction was investment. The Reporting Person may, from time to time, make additional purchases of Common Stock, or such other securities of the Issuer as it so elects. The disposal of any or all of the Share Exchange Stock shall be made in accordance with the terms and conditions of the Share Exchange Agreement and that certain Registration Rights Agreement dated May 24, 2000 (the "Registration Rights Agreement") executed in connection therewith. Pursuant to the Registration Rights Agreement, the Reporting Person may not sell any Share Exchange Stock for one (1) year commencing on the closing date set forth therein. There is no restriction on the disposal of Common Stock held by the Reporting Person that is not Share Exchange Stock.

     The Reporting Person has not made any proposal to the Issuer which relates to, or could result in, any of the matters referenced in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D, but such matters may be discussed or considered by the Issuer's Board of Directors from time to time. Yaron Eitan is a manager of the Reporting Person, and was appointed as a director of the Issuer pursuant to the terms of the Share Exchange Agreement. The Reporting Person may, at any time and from time to time, review or reconsider its position with respect to the Issuer, and may change its intentions as stated above. The Reporting Person may communicate with management and the other shareholders of the Issuer with respect to its investment in or interest in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a),(b) As of the date hereof, the Reporting Person is the direct beneficial owner of and has sole voting and dispositive power over 843,558 shares of the Common Stock. As of the date hereof, such shares represent 5.33% of the outstanding capital stock of the Issuer.

     The number of shares beneficially owned by the Reporting Person, and the percentage of shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on the 15,837,014 shares of common stock of the Issuer reported outstanding by the Issuer on August 14, 2000.

(c) Transactions in the class of securities reported on herein effected within the last sixty (60) days by the Reporting Person are as follows. All such transactions were at the market purchases effected through broker dealers.

          Date      No. of Shares       Price Per Share           Total
          ----      -------------       ---------------           -----
        10/5/00      5,000                  $1.56                $7,813.00
        10/6/00      5,000                  $1.78                $8,906.00

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Share Exchange Stock was acquired by the Reporting Person pursuant to the terms of the Share Exchange Agreement. The Share Exchange Agreement provided for, among other things, the sale by the Reporting Person and other shareholders of Lognet 2000, Inc. ("Lognet") of the shares of common stock of Lognet owned by them to the Issuer in exchange for shares of the Issuer's Common Stock. Pursuant to the terms of the Share Exchange Agreement, Yaron Eitan was appointed as a member of the Board of Directors of the Issuer. Other than as set forth in the Share Exchange Agreement and the Registration Rights Agreement, the Reporting Person has no other agreements or understandings with respect to the purchase or sale of securities; and the Reporting Person disclaims the existence of a group for any purpose.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------

Date

Selway Partners, LLC

By:
   -----------------------------------------------------------------------------
         Signature

Yaron Eitan, Manager
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:

provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)